Exhibit 99.60

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

IMMUNOPRECISE ANTIBODIES LTD.
3204-4464 Markham Street Victoria, BC V8Z 7X8

(the “Company”)

Item 2.	Date of Material Change

April 24, 2020

Item 3.	News Release

The news release was issued on April 24, 2020 and was disseminated by Newswire.

Item 4.	Summary of Material Change

The Company announced that it plans to complete a non-brokered private placement offering of 10% convertible debentures (the “Debentures”) in the principal amount of CAD$2,000,000 (the “Offering”).

Item 5.	Full Description of Material Change

The Company announces that it plans to complete a non-brokered private placement offering of 10% convertible debentures (“Debentures”) in the principal amount of CAD$2,000,000 (the “Offering”). The debentures are unsecured, bear interest at a rate of 10% per annum, payable annually and due two years from the date of issue (which may be repaid early at the option of the Company). The principal amount of the Debentures may be convertible at the option of the holder into units of the Company at a conversion price of CAD$0.85 per share.

The Company may force convert the principal amount of the Debentures at $0.85 per share if the average closing price is equal to or greater than CAD$1.50 for twenty (20) trading days (the “20 Day Period”). In order to exercise this right, the Company must issue a new release announcing its intention to exercise this right within 10 business days after the end of the particular 20 Day Period. The Company may pay a finder’s fee in cash and/or share purchase warrants under the Offering. Closing of the Offering is subject to acceptance of the TSX Venture Exchange.

Please refer to the Company’s news release disseminated on April 24, 2020.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

For further information, please contact:

Jennifer Bath
Chief Executive Officer
(250) 483-0308

Item 9.	Date of Report

April 27, 2020